EXHIBIT 99.1

Yamana Gold Announces Filing of Technical Reports for Canadian Malartic and El Peñón

TORONTO, March 25, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) today provided notice that National Instrument 43-101 technical reports have been filed with Canadian securities regulators for the Canadian Malartic mine in Quebec, Canada, and the El Peñón mine in Antofagasta Region, Chile. The new technical reports, called “NI 43-101 Technical Report, Canadian Malartic mine, Quebec, Canada” and “NI 43-101 Technical Report, El Peñón Gold-Silver mine, Antofagasta Region, Chile”, respectively, have an effective date of December 31, 2020, and are available under Yamana’s profile on www.sedar.com.

The reports provide technical updates on two of Yamana’s cornerstone assets and information supporting the mineral reserves and mineral resources that form the basis for the Company’s 10-year strategic production outlook presented in January.

El Peñón

Since the previous El Peñón technical report was filed three years ago, the operation has gone from strength to strength. During that time, the Company has continued to successfully expand the operation’s mineralization footprint, replace depletion of mineral reserves each year at an average replacement factor of 130%, and develop a pipeline of mineral resources and exploration targets to maintain a mine life visibility of 10 years or more. Since year-end 2017, gold mineral reserves have increased from 764,000 ounces to 921,000 ounces at year-end 2020. Silver mineral reserves have increased from 23.6 million ounces to 29.2 million ounces over the same period.

The operation also continues to add to its mineral inventory in both the measured and indicated and inferred mineral resource categories. Since year-end 2019, measured and indicated gold mineral resources increased by 16% to 765,000 ounces while inferred gold mineral resources climbed by 16% to 850,000 ounces. Measured and indicated silver mineral resources increased by 17% to 25.5 million ounces over the same period while inferred silver mineral resources rose by 9% to 28.1 million ounces. El Peñón has a high conversion factor of mineral resources into mineral reserves and plans to draw on high conviction mineral resources that are at mineral reserve grade and located near mine infrastructure.

Successful development of mineral reserves and mineral resources has translated into the highest production levels since the Company rightsized the operation in late 2016. While production is increasing, costs are decreasing due to the improved cost structure after rightsizing combined with ongoing cost savings initiatives, internalization of core mining activities, and operational improvements. El Peñón, now entering its 22nd year of operation, continues to generate significant free cash flow.

Looking forward to the next 10 years, the Company has outlined a production profile of approximately 230,000 gold equivalent ounces (“GEO”) per year at El Peñón, based on over six years of mineral reserves and ongoing mineral reserve replacement mostly through infill drilling on several major veins near existing infrastructure and mine workings carrying mineral resources at least equivalent to mineral reserve grade. Continued exploration success would unlock opportunities to leverage the mine’s existing processing capacity of 4,200 tonnes per day (“tpd”) to increase production to approximately 260,000 GEO per year. Minimal capital investment would be required to achieve the higher processing rate.

El Peñón has an impressive track record of incremental mine life extension, and 384,000 metres of drilling is planned from 2021 to 2023 to continue this trend.

El Peñón has all required permits to continue carrying out mining and processing operations and sufficient tailings capacity for current mineral reserves plus an additional capacity of approximately 18.5 million tonnes.

Canadian Malartic

The previous technical report for Canadian Malartic was filed in 2014, shortly after Yamana and Agnico Eagle Mines Ltd. acquired the operation. Since then, Canadian Malartic has produced four million ounces of gold (100% basis), increased processing capacity to 57,000 tpd, completed construction of the Barnat pit extension and highway relocation project, added more than 0.8 million ounces of underground indicated mineral resource and 13.5 million ounces of underground inferred mineral resources (100% basis), and approved construction of the Odyssey underground project, which is expected to extend the life of the complex to at least 2039 and produce an average of 545,000 ounces of gold per year (100% basis) when operating at full capacity beginning in 2029.

Development of the Barnat pit extension was completed in 2020 and mining will gradually transition from the Canadian Malartic pit to the Barnat pit. The life-of-mine plan assumes a nominal processing throughput rate of 57,000 tpd, with ore from the open pit supplemented with consumption of ore stockpiles. Based on current mineral reserves, the open pit life of mine extends to 2028.

The Odyssey project will benefit from synergies with the existing open pit operation, and utilization of the existing processing plant and other infrastructure will significantly reduce risk and minimize capital requirements. The gradual transition from open pit to underground mining allows for capital expenditure to be spread over eight years. Proceeds from the 932,000 ounces of pre-commercial production (100% basis), which is expected to begin in 2023, will significantly reduce the external cash requirements for the construction of the project from C$1,736 million to C$758 million using a gold price assumption of $1,550 per ounce.

Project enhancement opportunities will continue to be evaluated as the project advances, including opportunities for increased conversion of mineral resources and extension of the higher-grade East Goudie zone, which have the potential to significantly extend mine life and improve the gold production profile in the transition from open pit to underground mining.

The Odyssey project mine plan currently includes 0.4 million ounces of the project’s 0.8 million ounces of indicated mineral resources and 6.9 million ounces of the project’s 13.5 million ounces of inferred mineral resources. In total, the mine plan supports 7.3 million mineable ounces (100% basis). Lower grade mineral resources, that fall below cut-off grade when fully diluted and using a gold price assumption of $1,250 per ounce, are excluded from the plan. Additional mineral resources are excluded with the application of a mining recovery factor. Mineral resources from the Odyssey internal zones are not currently included in the mine plan due to the increased geological complexity of these zones. Infill drilling of these zones from underground is planned to increase geological understanding, which could present opportunities for additional production during the underground ramp-up period. In addition, mineral resources from the East Malartic zone at depth represent another opportunity for future inclusion in the mine plan, which could extend the life of the underground project. Infill drilling and additional engineering is required to evaluate the economic potential of these mineral resources.

For more information on the Odyssey project, please see the Company’s press release issued February 11, 2021, titled ‘Yamana Gold Reports Strong Fourth Quarter Results; Impressive Technical Study Results Delivered for the Odyssey Underground Project’, available on the Company’s website at www.yamana.com.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of technical studies, and updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the Company’s 10-year strategic production outlook and production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and objectives in connection with the mineral projects discussed herein and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)